FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: IM Cannabis Corp (the "Issuer").

Trading Symbol: IMCC

This Quarterly Listing Statement must be posted on or before the day on which the Issuer's unaudited interim financial statements are to be filed under the Securities Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer's first, second and third fiscal quarters. This statement is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a) Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.

(b) The term "Issuer" includes the Listed Issuer and any of its subsidiaries.

(c) Terms used and not defined in this form are defined or interpreted in Policy 1 - Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015

Refer to the Issuer's condensed interim consolidated financial statements for the period ended June 30, 2020 filed on SEDAR and posted on the Issuer's profile on the CSE website.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a) A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b) A description of the transaction(s), including those for which no amount has been recorded.

(c) The recorded amount of the transactions classified by financial statement category.

(d) The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e) Contractual obligations with Related Persons, separate from other contractual obligations.

(f) Contingencies involving Related Persons, separate from other contingencies.

Not Applicable.

2. Summary of securities issued and options granted during the period.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a) summary of securities issued during the period,

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid
April 2020	Common shares	Exercise of warrants	113,520	$0.283	$32,126.16	Cash	N/A	Nil
April 2020	Common shares	Exercise of broker compensation options	173,100	$0.40	$69,240.00	Cash	N/A	Nil
May 2020	Common shares	Exercise of warrants	6,312,800	$0.50	$3,156,400	Cash	N/A	Nil
May 2020	Common shares	Exercise of broker compensation options	343,250	$0.40	$137,300	Cash	N/A	Nil
June 2020	Common shares	Exercise of warrants	4,737,955	$0.50	$2,368,977.50	Cash	N/A	Nil
June 2020	Common shares	Exercise of broker compensation options	670,170	$0.40	$268,068	Cash	N/A	Nil
June 2020	Common shares	Exercise of options	196,670	$0.40	$79,000	Cash	N/A	Nil

(b) summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant
June 9, 2020	1,195,000		Employees & Consultants	$1.00	June 9, 2025	$1.00
June 9, 2020	250,000	Oren Shuster, Director and Officer		$1.00	June 9, 2025	$1.00
June 9, 2020	360,000	Refael Gabay, Director		$1.00	June 9, 2025	$1.00
June 9, 2020	360,000	Vivian Bercovici, Director		$1.00	June 9, 2025	$1.00

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015

June 9, 2020	150,000	Shai Shemesh, Officer	$1.00	June 9, 2025	$1.00
June 9, 2020	500,000	Yaron Berger, Officer	$1.00	June 9, 2025	$1.00
June 9, 2020	150,000	Yael Harrosh, Officer	$1.00	June 9, 2025	$1.00

3. Summary of securities as at the end of the reporting period.

Provide the following information in tabular format as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

The Issuer has authorized an unlimited number of common shares.

(b) number and recorded value for shares issued and outstanding,

158,290,748 common shares of the Issuer were issued and outstanding as at the end of the reporting period.

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number Outstanding
Options	12,908,340
Warrants(1)	9,730,235
Broker Compensation Options(2)	1,199,326(3)

Notes:

(1) 9,730,235 warrants are exercisable for one common share at an exercise price of $1.30 per share for a period of 24 months from the date of issuance.

(2) 1,199,326 broker compensation options are exercisable for one unit at an exercise price of $1.05 per unit for a period of 36 months following the date of issuance. Each unit consists of one compensation common share and one-half of one compensation warrant, with each whole compensation warrant exercisable to acquire one common share at a price of $1.30 for a period of 36 months following the date of issuance.

(3) Calculated on a fully diluted basis.

(d) number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

Not applicable.

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015

4. List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name	Title
Oren Shuster	Chief Executive Officer and Director
Marc Lustig	Director and Non-Executive Chairman
Steven Mintz	Director
Rafael Gabay	Director
Vivian Bercovici	Director
Shai Shemesh	Chief Financial Officer
Yael Harrosh	Corporate Secretary and General Counsel
Richard Balla	Chief Executive Officer, Adjupharm GmbH

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

Refer to the Issuer's management discussion and analysis for the period ended June 30, 2020 filed on SEDAR and posted on the Issuer's profile on the CSE website.

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 5 Quarterly Listing Statement is true.

Dated: September 8, 2020.

Shai Shemesh
Name of Director or Senior Officer

"Shai Shemesh"
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Quarter End June 30, 2020	Date of Report 2020/09/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. ( )
Contact Name Yael Harrosh	Contact Position Business and Compliance Manager	Contact Telephone No.
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 5 – QUARTERLY LISTING STATEMENT

January 2015